EXHIBIT 99.1

HEXO Corp Announces Filing of Preliminary Base Shelf Prospectus for Debt and Planned Reduction in Previously Filed Shelf Prospectus for Equity

OTTAWA, May 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has filed a new preliminary short form base shelf prospectus for debt securities (the "Base Shelf Prospectus") with securities regulators in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F–10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Company has also announced a planned, corresponding reduction to the final base shelf prospectus for equity securities filed on May 11, 2021, (the "Equity Base Shelf Prospectus") with securities regulators in each of the provinces and territories of Canada and the corresponding shelf registration statement on Form F–10 (the "Equity Registration Statement") with the SEC.

The Base Shelf Prospectus and Registration Statement, when made final and effective, will enable HEXO to make offerings of up to $500,000,000 of debt securities, which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series, from time to time, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Base Shelf Prospectus and Registration Statement, when made final, remain valid. The Base Shelf Prospectus and Registration Statement will also qualify the distribution of any common shares in the capital of the Company which may be issuable on conversion or repayment of the principal amount of any such debt securities and/or interest thereon as provided for in an accompanying prospectus supplement.

The specific terms of any future offering of debt securities will be established in a prospectus supplement to the Base Shelf Prospectus, which supplement will be filed with the applicable Canadian and U.S. securities regulatory authorities. Unless otherwise specified in the prospectus supplement relating to a particular offering, the net proceeds from any sale of any securities may be used by HEXO for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay other indebtedness outstanding from time to time, expansion plans in the United States, capital projects and potential future acquisitions, including in relation to international expansion.

Management believes the filing of this new Base Shelf Prospectus is in the best interest of shareholders and provides maximum flexibility for financing options to pursue strategic initiatives, which may include acquisitions or partnerships pursuant to the Company's previously stated growth and expansion strategy. On May 7, 2021, the Company filed the Equity Base Shelf Prospectus with securities regulators in each of the provinces and territories of Canada and a corresponding Equity Registration Statement on Form F–10 with the SEC on May 10, 2021, which enable HEXO to make offerings of up to $1,200,000,000 of common shares, warrants, subscription receipts and units or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Equity Base Shelf Prospectus and Equity Registration Statement remain valid. Upon the Base Shelf Prospectus and Registration Statement being made final, the Company will reduce the amount available for offerings under the Equity Base Shelf Prospectus and the Equity Registration Statement from $1,200,000,000 to $700,000,000, so that the amount available for both equity and debt offerings under the Equity Base Shelf Prospectus and Equity Registration Statement and the Base Shelf Prospectus and Registration Statement, respectively, totals $1,200,000,000.

The Base Shelf Prospectus and Registration Statement have been filed with applicable Canadian securities regulators and the SEC, respectively, but are not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Base Shelf Prospectus and Registration Statement become effective. After the Base Shelf Prospectus and Registration Statement become effective, a copy of the Registration Statement and a copy of the Base Shelf Prospectus contained therein can be obtained by contacting HEXO at 3000 Solandt Road, Kanata, Ontario, K2K 2X2, Attention: Corporate Secretary. Copies of the Base Shelf Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Base Shelf Prospectus and/or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering and would be made available by HEXO at the above address.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis, Original Stash brands and Bake Sale and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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www.hexocorp.com

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